DLA Piper Singapore Pte. Ltd. 80 Raffles Place #48-01 UOB Plaza 1 Singapore 048624 T: +65 6512 9595 F: +65 6512 9500 dlapiper.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Eastman/ Hugh West / Bradley Ecker / Erin Purnell

VIA EDGAR

September 9, 2022

Dear Sirs / Madams,

Re:	Lanvin Group Holdings Limited

Amendment No.1 to Registration Statement on Form F-4

Filed on August 19, 2022

File No. 333-266095

On behalf of Lanvin Group Holdings Limited (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 1, 2022 (the “Comment Letter”) with respect to Amendment No.1 to the Registration Statement on Form F-4 filed with the Commission on August 19, 2022 (“Amendment No.1”). Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form F-4 (“Amendment No. 2”) through EDGAR.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 2.

General

1.	Please provide a factual update on your cover page, prospectus summary, and risk factors to disclose the agreement reached between the PCAOB and the CSRC on August 26, 2022.

Response: The Company has revised the disclosures on the cover page, pages 26 and 124 of Amendment No.2 in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus, page 6

2.

We note your response to our prior comment 10. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.

A foreign law firm registered in Singapore (Reg. No 200404750D).

DLA Piper Singapore Pte. Ltd. is a law firm and part of DLA Piper, a global law firm, operating through various separate and distinct legal entities.

A list of offices and regulatory information can be found at dlapiper.com

Singapore Switchboard

+65 6512 9595

DLA Piper Singapore Pte. Ltd. 80 Raffles Place #48-01 UOB Plaza 1 Singapore 048624 T: +65 6512 9595 F: +65 6512 9500 dlapiper.com

Response: The Company has revised the disclosure on page 28 of Amendment No.2 in response to the Staff’s comment.

Certain Unaudited Lanvin Group Prospective Financial Information, page 150

3.

We note your response to our prior comment 19 and your amended disclosure on page 153. Please expand your disclosure to provide a more comprehensive discussion as to why you believe the potential new investments will contribute the pro forma data you project. Disclose whether such potential new investments included in your projected data provided the projected financial information to you or whether the financial forecasts were created by you for purposes of this registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 153 in Amendment No.2.

Results by Segment, page 249

4.

We not your response to our prior comment 23. Regarding the Contribution profit and Contribution profit margin, it does not appear you provided the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Among other items, these requirements include a reconciliation of the non-IFRS measures to the most directly comparable financial measures presented in accordance with IFRS and also require a statement disclosing the reasons why management believes the presentation of the non-IFRS measures provide useful information to investors. Please revise as necessary.

Response: The Company has revised the disclosure on page 259 of Amendment No.2 in response to the Staff’s comment.

5.

We note your response to our prior comment 24 and that you have expanded the use of “gross profit before inventory impairment” (a non-IFRS measure) to all of your segments. It is not clear to us how you have addressed our comment in its entirety; therefore, we are reissuing our comment. Please revise to remove this measure or explain why this measure is appropriate and provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response: The Company has removed this measure from pages 240, 247 – 252 and 259 of Amendment No.2 in response to the Staff’s comment.

Comparative Share Data, page 266

6.

We note your response to our prior comment 12. Please revise your table to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each of the redemption levels you provide.

Response: The Company has revised the disclosure on page 263 of Amendment No.2 in response to the Staff’s comment.

DLA Piper Singapore Pte. Ltd. 80 Raffles Place #48-01 UOB Plaza 1 Singapore 048624 T: +65 6512 9595 F: +65 6512 9500 dlapiper.com

Please contact Joseph E. Bauerschmidt of DLA Piper at +65 6512-6066 or Shang Hsiu Koo at +86-138-18366202 of the Company should you have any questions or require further information.

Yours faithfully,

/s/ DLA Piper Singapore Pte. Ltd.

DLA Piper Singapore Pte. Ltd.